October 10, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20949

         Re:      PMC-SIERRA, INC.
                  Form S-3
                  FILE NO. 333-51396

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, PMC-Sierra, Inc. requests withdrawal of registration statement number 333-51396. PMC filed the registration statement with the intent that its prospectus be combined with that in the previously filed registration statement number 333-42308 and to register an additional 3,270 shares of common stock. Registration statement number 333-51396 was never declared effective. No sales of PMC-Sierra's common stock have been made pursuant to it. Sales were instead made pursuant to registration statement number 333-42308. On August 14, 2002, PMC-Sierra de-registered 622,052 of the 1,214,934 shares registered under registration statement number 333-42308.

                                  Very truly yours,


                                  By:  /s/ Neil Wolff
                                     ---------------------------------------
                                     Neil Wolff, Secretary